

First-Party Data Platform for eCommerce

Fueled

Conventional advertising technologies break
in a privacy-first world.

Fueled

DTC brands waste billions of dollars each year targeting the wrong customers.

Fueled

Fueled will revolutionize eCommerce analytics and ad targeting.

Fueled is a Composable First-Party Analytics Platform for eCommerce.

Fueled

Fueled makes it easy and affordable to collect 1st-party data and personalize campaigns.


#1
Collect data
#2
Analyze behavior
#3
Match customers & campaigns

Fueled


Littledata
ELEVAR
mparticle
Segment
Data Collection
& Stitching
Heap
woopra
Journey Analytics
mixpanel
Amplitude
Automation
blueshift
Audience
Segmentation
Census
ITERABLE
KLAVIYO
hightouch

Other solutions are expensive and complex.
And they require a lot of consultants.

Fueled


Littledata
ELEVAR
Heap
mparticle
Data Collection
& Stitching
Journey Analytics
woopra
Segment
mixpanel
Fueled
Automation
Amplitude
blueshift
Audience
Segmentation
Census
ITERABLE
KLAVIYO
hightouch

Fueled provides simple, affordable, and accurate 1st-party targeting.

Fueled

Leadership



- eCommerce marketing leader (20 years, $15M in sales)
- Led four $1M+ web application builds
- Multiple successful exits

Sean Larkin, CEO



- Software engineering leader
- 18 years building engineering teams
- Co-founded a startup that raised $8M+

Eddie Svirsky, CTO

Staff



Sean Larkin
CEO



Eddie Svirsky
CTO



Alex Vikacrhuk
Developer


TRUST ME
I'M A
JEDI

Alex Klishchevskyi
Developer



Dmytro Vecher
QA Engineer



JJ Robinson
UI/UX Design

Advisors



Shannon Flahive
Ensemble Innovation Ventures



Brendan Abernathy
Partnerships @ BigCommerce



Joel Siedenburg
Founder @ locl.id



Hilary Swan
Founder @ RebelScout Consulting

Fueled

Traction (Last 8months)

1,540

Active installations
(In 78 countries)

SHIMANO
planet bike
Pyt beauty
Valvoline
CANIS
mented

4M

Events tracked
daily

shopify
BIGCOMMERCE
yotpo.
gorgias
klaviyo
loop

$75M

Purchases
tracked monthly

TASTES OF CHICAGO
Slumber Cloud
TOPO DESIGNS

Fueled

Go-To-Market

Platform Marketing, Tech Partnerships, & Partner-led Growth

10

One-click app store launches, July '23

40

Agency partnerships, Sept '23


Projected Growth: April '23 — December '23
Customer Count
Monthly Revenue
200
150
100
50
0
$80,000
$60,000
$40,000
$20,000
$0
April
May
June
July
August
September
October
November
December

Forward-looking projections cannot be guaranteed.

Fueled

Interested in investing in Fueled?

You can learn more about our community investment round at: WeFunder.com/fueled.



WEFUNDER
Explore
Search
Raise Money
FAQ
INVEST IN FUELED
Share
Unlock the power of 1st-party data for the next generation of DTC eCommerce
Get connected. Surface patterns. Drive growth.
EXCLUSIVE
Friends Invest First
PUBLIC LAUNCH ON JUL 10 @ 7:00 AM ET
13 DAY 12 HOUR 59 MIN 27 SEC
INVEST
min $500
INVEST
WATCH FOR UPDATES
INVESTMENT TERMS
$6.25M $5M valuation cap Future Equity
Investor Perks: $1K, $5K, $10K
LEAD INVESTOR
Jeremiah Prummer
fueled.io Denver Colorado
OVERVIEW
UPDATES
WHAT PEOPLE SAY
ASK A QUESTION
Notable Investors
Luke Amery
Sharon Gee
Rishi Shah
Preston-Werner Ventures
Tom Preston-Werner
Antler
Highlights
1 Leveraged by 1,400 eCommerce brands - in 78 countries.
2 Tracking 120M monthly customer events. (Will hit half a billion monthly events by EOY.)
3 Tracking over $75M in monthly purchase events.
4 Doubled our monthly recurring revenue in May 2023.
5 eCommerce is a $5.7 trillion/year industry with no open source analytics. We're fixing this problem!

Fueled

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Fueled

Get connected.
Surface patterns. Drive growth.

Visit **https://wefunder.com/fueled** for more information.

Sean Larkin
sean@fueled.io

Fueled

Appendix

Fueled

Target Customer

eCommerce Brands with:

- $500K-150M/year in revenue.
- At least one full-time marketer on staff.
- May or may not have in-house engineering.
- “Stuck” in terms of improving conversion and customer lifetime value.

We estimate that there are over 1,000,000 eCommerce brands in the U.S. that meet this criteria.

Fueled

Market Opportunity

- 1 million Shopify & BigCommerce merchants that meet our ideal customer profile.
- $20+ billion/year spend on eCommerce-related SaaS.
- Shopify/BigCommerce merchants typically leverage 6-12 paid apps/site.
- The customer data platform (CDP) market is expected to grow from $1.1B in 2019 to $4.2B by 2025.
- Less than 2% of 1.8M U.S. eCommerce businesses leverage CDP-related tech currently.

Fueled

Initial Pricing

Fueled

$199/month

- Client-side and server-side tracking for accurate attribution for Shopify and BigCommerce
- 1st-party Tracking setup
- Stream data into Google Analytics and Facebook Conversion API
- Stream data to Segment

Fueled Plus

$399/month

- A full customer data solution for your business
- Includes everything in Fueled, plus our premium sources & destinations
- Stream your events into your own data warehouse

Fueled Active Insights

$499/month

- Build cohorts
- Analyze customer journeys
- Push segments with automation

Fueled Storage

$599/month add-on

- Stream your data into our fully-managed data warehouse
- Analyze your data with BI tools like Tableau, SuperSet, Mode, or Looker

* Merchants with more than $20M/year in revenue graduate to enterprise pricing.

Competitive Landscape

	Littledata	ELEVAR	Triple Whale	KLAVIYO	Segment	mparticle	Amplitude	mixpanel	Fueled
Customer Data Platform Features									
eCommerce-specific attribution tracking	✅	✅	✅	✅	🚫	🚫	🚫	🚫	✅
1st-party Attribution scripts	🚫	🚫	🚫	🚫	🚫	🚫	🚫	🚫	✅
Complete server-side (offline) event tracking	✅	✅	🚫	🚫	🚫	🚫	🚫	🚫	✅
"Sources & Destinations" integration catalog	✅	🚫	🚫	🚫	✅	✅	🚫	🚫	✅
Identity resolution across channels	🚫	🚫	🚫	🚫	✅	✅	🚫	🚫	✅
Built-in data warehouse	🚫	🚫	🚫	🚫	🚫	🚫	🚫	🚫	✅
Journey Analytics Features									
Funnel, flow, and retention analytics	🚫	🚫	✅	🚫	🚫	🚫	✅	✅	✅
Attribution analytics	🚫	🚫	✅	🚫	🚫	🚫	✅	✅	✅
Marketing Automation Features									
Audience segmentation tools	🚫	🚫	🚫	✅	✅	✅	✅	✅	✅
Google Ads & Facebook Audiences push	🚫	🚫	🚫	✅	✅	✅	✅	✅	✅
Onboarding & Pricing									
"One-click" install for major eCommerce apps	🚫	🚫	✅	✅	🚫	🚫	🚫	🚫	✅
Frictionless onboarding and training	🚫	🚫	✅	✅	🚫	🚫	🚫	✅	✅
Priced for emerging and mid-market brands	✅	✅	✅	✅	🚫	🚫	🚫	✅	✅

Fueled

Testimonials

Slumber Cloud

"We leverage Fueled to better understand our customers and drive more cost-effective customer acquisition campaigns on Facebook."

— Willy Van Dehy, CEO of Slumber Cloud

BETTERWAYHEALTH

"Finally! Fueled's subscription eCommerce reporting features help us predict which customers will have the highest lifetime value."

— Reggie Black, Founder of Better Way Health

Fueled

Forward-Looking Statements (Safe Harbor Notice)

This document and other publicly available documents from Fueled, Inc., including the documents incorporated herein and therein by reference, contain, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will" and similar references to future periods. Examples include, among others, statements we make regarding expenses, revenue goals or expectations, current customer amounts and growth, potential market size and growth, product development timelines, sales strategies, relationship development, fundraising, risk management, capabilities, features, or team member involvement and recruitment. Forward-looking statements are neither historical facts nor assurances of future performance. Variances will occur and some may be outside of management's control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. You should not rely on any forward-looking statement. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: Economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; volatility in the capital or credit markets; our inability to secure continued operational funding; inability to maintain, attract, or develop labor or materials supply; low demand for our product or services; legal changes, including those related to privacy; competitor product development; larger, more experienced competition; increased cost for producing products; departure of management or inability to attract managers; technology, network, security, or privacy disruptions, breaches, or other issues; and other factors that may affect any speculative or technology business. Any forward-looking statement is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.